FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Athens, 14 July 2015

ANNOUNCEMENT

Following Legislative Act dated June 28th 2015 signed by the Hellenic Republic President, which declared the period from June 28th until and including July 6th 2015 as a bank holiday, Decision of the Minister of Finance dated July 6th 2015 (Government Gazette B’ 1391/6.7.2015) extending the aforementioned period until and including July 8th 2015, and Decision of the Minister of Finance dated July 8th 2015 (Government Gazette B’ 1420/ 8.7.2015) extending the aforementioned period until and including July 13th 2015, the National Bank of Greece hereby announces that according to Decision of the Minister of Finance dated July 13th 2015 (Government Gazette B’ 1460/13.7.2015) the said bank holiday and all its accompanying measures are extended until and including July 15th 2015. Full text of the relevant decision (in Greek) is publicly available on http://www.et.gr/index.php/daily-publications.

Further, the Hellenic Capital Market Commission announced that during the above bank holiday the Athens Exchange (ATHEX) will remain closed. Accordingly, shares issued by the National Bank of Greece admitted to trading on the ATHEX will not trade on the ATHEX during the aforementioned bank holiday period. Full text of the relevant decision is publicly available on http://www.hcmc.gr/en_US/web/portal/home .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paul K. Mylonas

(Registrant)

Date: July 14th, 2015

Deputy Chief Executive Officer